UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aratana Therapeutics, Inc.

File No. 333-187372 - CF#29608

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Aratana Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 20, 2013.

Based on representations by Aratana Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.18	through June 6, 2016
Exhibit 10.20	through June 6, 2016
Exhibit 10.22	through July 12, 2022
Exhibit 10.24	through December 5, 2022
Exhibit 10.25	through December 5, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary